UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ELDORADO RESORTS, INC.

(Name of Issuer)

Common Stock, par value of $.00001

(Title of Class of Securities)

28470R102

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

303.215.5201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28470R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey P. Jacobs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,822,570
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,822,570
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,822,570
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 28470R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,292,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) 00(1)

(1)	The Reporting Person is a revocable trust.

CUSIP No. 28470R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gameco Holdings, Inc., #34-1962581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 916,053
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 28470R102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jacobs Entertainment, Inc., #34-1959351
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,866
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the $.00001 par value common stock of Eldorado Resorts, Inc. (the “Issuer”), a Nevada corporation, with its principal executive offices located at State Route 2 South, Post Office Box 358, Chester, West Virginia 26034.

Item 2.	Identity and Background.

This statement on Schedule 13D is being jointly filed by Jeffrey P. Jacobs, The Jeffrey P. Jacobs Revocable Trust, Jacobs Entertainment, Inc., Gameco Holdings, Inc. and Jacobs Investments, Inc. (each a “Reporting Person” and collectively the “Reporting Persons”). Set forth below is information with respect to each Reporting Person.

Jeffrey P. Jacobs is the sole Director, Chairman, and Chief Executive Officer of Jacobs Investments, Inc. which is his present principal occupation. Mr. Jacobs is also the trustee of The Jeffrey P. Jacobs Revocable Trust and the sole director, Chairman and CEO of Gameco Holdings, Inc. and Jacobs Entertainment, Inc. The principal business address of Mr. Jacobs is Golden Bear Plaza East Tower, Suite 600, 11770 U.S. Highway One, North Palm Beach, Florida 33408.

During the last five years, Mr. Jacobs has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Jacobs is a citizen of the United States of America.

The Jeffrey P. Jacobs Revocable Trust is an Ohio trust and Mr. Jacobs is the Trustee of the trust. The principal business address of both Mr. Jacobs and the trust is Golden Bear Plaza East Tower, Suite 600, 11770 U.S. Highway One, North Palm Beach, Florida 33408.

During the last five years, neither Mr. Jacobs nor the trust has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Jeffrey P. Jacobs Revocable Trust was formed under the laws of the State of Ohio. Mr. Jacobs is a citizen of the United States of America.

Gameco Holdings, Inc. is a Delaware corporation that primarily develops, acquires, operates and sells gaming assets. Gameco Holdings, Inc.’s principal office address is 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

The directors, executive officers and persons controlling Gameco Holdings, Inc. are named on Schedule II attached hereto and incorporated herein by reference. Schedule II sets forth the following information as to each such person:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule II attached hereto, has been (a) convicted in a criminal proceeding

(excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jacobs Entertainment, Inc. is a Delaware corporation that develops, owns and operates gaming and pari-mutuel wagering facilities with properties located in Colorado, Louisiana, Nevada, Ohio and Virginia. Jacobs Entertainment, Inc.’s principal office address is 17301 West Colfax Avenue, Suite 250, Golden Colorado 80401.

The directors, executive officers and persons controlling Jacobs Entertainment, Inc. are named on Schedule I attached hereto and incorporated herein by reference. Schedule I sets forth the following information as to each such person:

(1)	name;

(2)	business address;

(3)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person named on Schedule I attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Jeffrey P. Jacobs acquired indirect ownership of 3,822,570 shares of the $.00001 par value common stock of Eldorado Resorts, Inc. (the “Issuer”) by virtue of his beneficial ownership of The Jeffrey P. Jacobs Revocable Trust, Gameco Holdings, Inc., and Jacobs Entertainment, Inc. (see below).

On September 19, 2014, the Issuer, formerly known as Eclair Holdings Company, announced that MTR Gaming Group, Inc. (“MTR”) and Eldorado HoldCo LLC (“HoldCo”) combined their businesses through two simultaneous mergers (the “Mergers”) consummated pursuant to the Agreement and Plan of Merger, dated as of September 9, 2013, as amended on November 18, 2013, February 13, 2014 and May 13, 2014, by and among MTR, HoldCo, the Issuer and certain affiliates of the Issuer and HoldCo (the “Merger Agreement”). Pursuant to the Merger Agreement: a) the Jeffrey P. Jacobs Revocable Trust acquired 2,292,651 shares of the Issuer’s common stock through the conversion of 2,292,651 shares of MTR common stock, b) Gameco Holdings, Inc. acquired 915,902 shares of the Issuer’s common stock through the conversion of 915,902 shares of MTR common stock, c) Jacobs Entertainment, Inc. acquired 613,866 shares of the Issuer’s common stock through the conversion of 613,866 shares of MTR common stock, and d) Jacobs Investments, Inc. acquired 151 shares of the Issuer’s common stock through the conversion of 151 shares of MTR common stock. The Merger Agreement set the cash price per share at $6.05.

Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired shares pursuant to the Mergers described in Item 3. Other than as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons will continuously analyze the operations, capital structure, and markets of companies in which they invest, including the Issuer, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. As a result of these activities, the Reporting Person(s) may participate in interviews or hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; waiving, adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer, issuance of options to management, or their employment by the Issuer.

Further, subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, they may choose to sell shares of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons own beneficially an aggregate of 3,822,570 shares of the Issuer or 8.2% of the Issuer’s outstanding common stock, based upon 46,411,632 shares stated to be outstanding in the Issuer’s Current Report on Form 8-K filed September 19, 2014.

The following shows the breakdown of the Reporting Persons’ direct ownership of the Issuer’s shares:

Name	Number of Shares
The Jeffrey P. Jacobs Revocable Trust	2,292,651
Gameco Holdings, Inc.	916,053
Jacobs Entertainment, Inc.	613,866

3,822,570

(b) Each of the Reporting Persons has the power to vote and to dispose of shares of the Issuer as follows:

Jeffrey P. Jacobs

(i)	sole voting power:	3,822,570
(ii)	shared voting power:	0
(iii)	sole dispositive power:	3,822,570
(iv)	shared dispositive power:	0

The Jeffrey P. Jacobs Revocable Trust

(i)	sole voting power:	0
(ii)	shared voting power:	0
(iii)	sole dispositive power:	0
(iv)	shared dispositive power:	0

Gameco Holdings, Inc.

(i)	sole voting power:	0
(ii)	shared voting power:	0
(iii)	sole dispositive power:	0
(iv)	shared dispositive power:	0

Jacobs Entertainment, Inc.

(i)	sole voting power:	0
(ii)	shared voting power:	0
(iii)	sole dispositive power:	0
(iv)	shared dispositive power:	0

(c) Other than the September 26, 2014 contribution of 151 shares of the Issuer from Jacobs Investments, Inc. to Gameco Holdings, Inc. (its wholly owned subsidiary), the acquisition of 3,822,570 shares of $.00001 par value common stock of the Issuer by the Reporting Persons pursuant to the Mergers as described in Item 3 are the only transactions in the Issuer’s securities by the Reporting Persons in the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by him or it.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material To Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement of the Reporting Persons

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeffrey P. Jacobs, Stephen R. Roark and Emanuel J. Cotronakis his/its true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file these amendments and all exhibits to them with the Securities and Exchange Commission, granting to such attorney-in-fact and agents, and each of them, full power and authority to do all other acts and execute all other documents that they, or any of them, deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated: September 29, 2014

/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs

The Jeffrey P. Jacobs Revocable Trust, dated July 10, 2000

By:	/s/ Jeffrey P. Jacobs, Trustee
Jeffrey P. Jacobs, Trustee

Jacobs Entertainment, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chairman and CEO

Gameco Holdings, Inc.

By:	/s/ Jeffrey P. Jacobs
Jeffrey P. Jacobs, Chairman and CEO

SCHEDULE I

Directors, Executive Officers and Persons Controlling Gameco Holdings, Inc.

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Gameco Holdings, Inc. Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Jacobs Entertainment, Inc., 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

Sole Director

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

11770 U.S. Highway One

North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, President, Secretary and Treasurer of Gameco Holdings, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada and Virginia.

Executive Officers

Jeffrey P. Jacobs	Chief Executive Officer and President
Thomas E. Hamilton	CFO and Treasurer
Emanuel J. Cotronakis	Executive Vice President and Secretary
Stan W. Guidroz	Executive Vice President

Controlling Persons

Mr. Jacobs is the sole director, Chairman and CEO of Gameco Holdings, Inc. Gameco Holdings, Inc. has 1,500 shares of common stock outstanding and is wholly owned by Jacobs Investments, Inc. Mr. Jacobs is the sole director, Chairman and CEO of Jacobs Investments, Inc.

SCHEDULE II

Directors, Executive Officers and Persons Controlling Jacobs Entertainment, Inc.

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Jacobs Entertainment, Inc. Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Jacobs Entertainment, Inc., 17301 West Colfax Avenue, Suite 250, Golden, Colorado 80401.

Sole Director

Jeffrey P. Jacobs

Golden Bear Plaza

East Tower, Suite 600

11770 U.S. Highway One

North Palm Beach, Florida 33408

Jeffrey P. Jacobs is Chairman, Chief Executive Officer, Secretary and Treasurer of Jacobs Entertainment, Inc., a company that owns and operates casino, truck plaza and pari-mutuel gaming facilities in Colorado, Louisiana, Nevada and Virginia.

Executive Officers

Jeffrey P. Jacobs	Chairman, Chief Executive Officer, Secretary and Treasurer
Stephen R. Roark	President of Jacobs Entertainment, Inc.
Brett A. Kramer	Chief Financial Officer
Michael T. Shubic	Chief Operating Officer
Emanuel J. Cotronakis	Executive Vice President, General Counsel and Assistant Secretary
Stanley Politano	Executive Vice President

Controlling Persons

Jeffrey P. Jacobs is the sole director and CEO of Jacobs Entertainment. Jacobs Entertainment, Inc. has 1,500 shares of common stock outstanding and is wholly owned by Jacobs Investments, Inc. Mr. Jacobs is the sole director, Chairman and CEO of Jacobs Investments, Inc.